First Quarter Report

March 31, 2005

Notice to Readers

The interim unaudited consolidated financial statements of Augusta Resource Corporation (the “Company”) for the three months ended March 31, 2005 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 which are available at the SEDAR website at www.sedar.com.

Augusta Resource Corporation

Directors’ Report to Our Shareholders

The first quarter of 2005 has been a busy, but rewarding time for your Company. With the strategic acquisition of mining properties, the raising of capital and the appointment of new executives, you – our shareholders have finally been rewarded with a positive trend in our stock price.

Properties

In December 2004, the Company announced it had entered into an agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The acquisition closed May 6, 2005. The property was in production from 1995 to 1997 by Rea Gold Corporation, prior to their declaring bankruptcy in September 1997, producing 83,260 ounces of gold. The property is located at the south end of the Battle Mountain Gold Trend. The Company requested Roscoe Postle Associates Inc. to prepare an Independent Technical Report compliant with NI 43-101 and a Valuation on the property. The report has classified the historical resources to be an Indicated resource of 12 million tons grading 0.034 ounces per ton gold, or 405,000 ounces, and 0.18 ounces per ton silver, or 2,153,000 ounces, using a cut-off grade of 0.016 ounces per ton gold. Prior exploration data available indicates the property also contains significant molybdenum, tungsten and copper mineralization. Drilling by Phillips Petroleum Company in the late 70’s early 80’s identified (non NI 43-101 compliant) resources of approximately 4.2 million tons grading 0.52 % molybdenum, 0.37% tungsten and 0.6% copper. There also appears to be excellent exploration potential at Mt. Hamilton.

In January 2005, the Company announced it had entered into agreements to acquire the molybdenum-tungsten-gold mineral claims known as the Shell Deposit, which is located approximately 1,000 meters from our Mount Hamilton property. Historical estimates, calculated in 1981 by Union Carbide, (non NI 43-101 compliant) indicate the property contains resources of 1.1 million tons grading 1.2% molybdenum, 0.01 ounces per ton gold and 0.12% tungsten, and a further 0.5 million tons grading 0.17% molybdenum, 0.24 ounces per ton gold and 0.17% tungsten. Both resources were compiled using a cut-off grade of 0.35% molybdenum and 0.10 ounces per ton gold. Similar to the Mount Hamilton property, the Shell Deposit offers multiple exploration targets.

During March 2005, the Company entered into an agreement to acquire 100% working interest in the Lone Mountain copper-zinc-silver property, located in Grant County, New Mexico, U.S.A. A historical resource compiled in 1983 by Chevron Resources (non NI 43-101 compliant) indicates 7.4 million tons grading 2.2% copper, 5.0% zinc and 1.2 ounces per ton silver, and a further 17.5 million tons grading 1.36% copper, with both resources based on a cut-off grade of 1.0% copper. The acquisition has received regulatory approval and is in the process of closing.

Throughout the balance of 2005, your Company plans to undertake drilling programs on all three U.S. properties, to confirm prior exploration results and test new targets.

Augusta Resource Corporation

Financing

During the first quarter, the Company was successful in closing a previously announced private placement generating proceeds of $1,050,000, and announced two private placements, which closed in April 2005, generating aggregate proceeds totaling $5,042,750. These funds are being used for property acquisitions, exploration expenditures and general working capital purposes.

Personnel

Your Company is pleased to announce new management personnel to provide leadership and direction for our enhanced assets.

In March, Gil Clausen joined our Company as President, Chief Executive officer and as a Member of the Board of Directors. Mr. Clausen has a Masters in Mining Engineering and brings to the Company over 22 years of executive and operating experience in mining and mines management.

Prior to joining the Company, Mr. Clausen was Executive Vice President, Mining for Washington Group International, Inc. where he was responsible for developing new business, executing the business unit growth strategy, and supporting domestic and international operations for several large open pit coal, metals and industrial minerals mines over a four year period. Annual new work awards more than quadrupled during his tenure. Prior to this, Mr. Clausen was Vice President Operations at Stillwater Mining Company for four years where he led the team that continuously achieved record-low costs and record-low accident frequency rates. He led an operating team that developed and implemented a three-year growth plan; doubling mining production and increasing developed reserves. While at Stillwater, Mr. Clausen managed a $75 million mine expansion, which was brought in on budget and ahead of schedule. Mr. Clausen has held various capacities at Place Dome Inc. beginning as Mine Superintendent for Gibraltar Mines Ltd., then General Manager of the Endako Mines Division and later General Manager for the Detour Lake Mine. Mr. Clausen’s career began in 1983 as a Mine Engineer at Noranda’s Brenda Mines. His early career experience includes operating and engineering positions with Fording Coal Limited and Cleveland Cliffs Inc. Mr. Clausen is a Registered Professional Engineer in the Province of British Columbia.

In addition, during April, Mike Clarke joined the Company as Vice President Exploration. Mr. Clarke has a Ph. D. in Geology and over thirty years of international industry experience in the US, Mexico, Russia, Canada, Saudi Arabia and western Africa.

For the past year, Mr. Clarke was Country Manager, Exploration for First Quantum Minerals Ltd. in Mauritania where he was responsible for exploration for the Guelb Moghrein Copper-Gold deposit. Prior to this, he was Director of Exploration for the Saudi Arabian Mining Company where, under his direction, the company made several large discoveries totalling in excess of several million ounces of contained gold. Prior to this, over a period of almost 10 years, Mr. Clarke was Senior Geologist, District Manager - Mexico and District Manager - Western Canada for Cyprus Exploration Co. evaluating acquisition opportunities and carrying out exploration projects worldwide. While at Cyprus, Mr. Clarke headed the geological section of the Cyprus team that evaluated and acquired the Kubaka Gold Deposit in the Russian Far East and then guided the geologic section through feasibility leading Cyprus to becoming one of the first western mining companies to develop a new mine in the former CIS. Mr. Clarke’s career began in 1969 as an underground labourer, mine surveyor and Assistant Geologist. From 1976 to 1983 he was with the San Luis Mining Co./Luismin - initially as a Mine Geologist, District Geologist and later as Director of Exploration managing exploration for precious and base metal deposits throughout Mexico.

Augusta Resource Corporation

With these additions to our management team and our new property acquisitions, we look forward to continued progress.

On behalf of the Board,

May 26, 2005

Gil Clausen
President & Chief Executive Officer

Augusta Resource Corporation

AUGUSTA RESOURCE CORPORATION
BALANCE SHEETS
March 31, 2005 and December 31, 2004

		March 31	December 31
	Notes	2005	2004
ASSETS

CURRENT
Cash	3	$585,895	$989,799
Accounts receivable	9	80,587	70,546
Marketable securities	4	500,000	-
		1,166,482	1,060,345

MINING ASSETS	3,4
Mining properties		310,057	285,064
Deferred exploration expenses		48,743	19,785
		358,799	304,849
		$1,525,281	$1,365,194

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	8	$275,288	$534,183
Loans payable	7	23,288	23,288
		298,576	557,471

LONG-TERM
Loans and advances		32,997	32,997
		331,573	590,468

(CAPITAL DEFICIENCY)
SHAREHOLDERS' EQUITY

Share capital	5	5,721,331	4,611,331
Contributed surplus		1,041,702	104,500
Subscriptions received	5d	727,500	1,050,000
Deficit		(6,296,825)	(4,991,105)
		1,193,708	774,726
		$1,525,281	$1,365,194

On Behalf of the Board of Directors

/s/ Richard W. Warke	/s/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

Augusta Resource Corporation

AUGUSTA RESOURCE CORPORATION
INCOME STATEMENTS
For the period of January 1 to March 31, 2005 and 2004

	March 31	March 31

	2005	2004

EXPENSES
Accounting and audit	$-	$-
Administration	7,500	7,500
Consulting	-	-
Filing and regulatory	38,495	3,440
Fiscal and advisory services	517	-
Foreign exchange (gain)	192	673
Interest and finance charges	(3,063)	2,576
Legal fees	105	-
Office and sundry	29,949	653
Promotion	193,331	-
Recruitment fees	45,174	-
Salaries and benefits	56,320	43,907
Stock based compensation	937,202	-
Travel	-	1,755

Loss from operations	(1,305,722)	(60,504)

LOSS FOR THE PERIOD	(1,305,722)	(60,504)

Deficit, beginning of the period	(4,991,103)	(4,012,048)

DEFICIT, END OF PERIOD	$(6,296,825)	$(4,072,552)

BASIC & DILUTED LOSS PER SHARE	$(0.06)	$(0.01)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	23,455,944	7,288,203

Augusta Resource Corporation

AUGUSTA RESOURCE CORPORATION
STATEMENT OF CASH FLOWS
For the period ending March 31, 2005 and 2004

	March 31	March 31
	2005	2004

NET INFLOW (OUTFLOW)
OF CASH RELATED TO
THE FOLLOWING:

OPERATING
Net loss for the period	$(1,305,722)	$(60,504)
Items not affecting cash:
Accrued interest on debt	1,220	333
	(1,304,502)	(60,171)
Net changes in non-cash
working capital items:
Accounts receivable	(10,041)	(355)
Stock based compensation	937,202	-
Accounts payable & accrued liabilities	(260,114)	101,462
	(637,456)	40,936

FINANCING
Issuance of common shares	1,110,000	-
Subscriptions for common shares	(322,500)	-
	787,500	-

INVESTING
Investment in mining properties, net of related payables	(24,993)	-
Investment in marketable securities	(500,000)
Deferred exploration expenses, net of related payables	(28,957)	(41,400)
	(553,949)	(41,400)

NET CASH INFLOW (OUTFLOW)	(403,904)	(464)
CASH, BEGINNING OF PERIOD	989,799	2,535
CASH, END OF PERIOD	$585,895	$2,071

SUPPLEMENTAL INFORMATION
Interest Paid	$-	$4

Refer to Notes 4 and 5 for non-cash operating, financing and investing activities

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

1.	CONTINUING OPERATIONS

The Company has interests in mining assets at the exploration stage, the economic viability of which has not been assessed. The realization of the company’s investment in mineral properties is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the properties, future profitable operations, or, alternatively, upon disposal of the investment on an advantageous basis.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a history of losses, has working capital of $845,406 (2004 – $502,874), and has a deficit of $6,296,825 (2004 – $4,991,105). Realization values of assets may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

2.	CHANGE IN ACCOUNTING POLICY

(a)	Stock based compensation

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. On January 1, 2004, the company increased the deficit by $32,500 and increased contributed surplus by $32,500.

3.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

	(b)	Cash

Cash consists of deposits in banks.

	(c)	Mining assets

Mining assets are comprised of undivided interests in properties and deferred exploration expenses on properties in the exploration stage. They are recorded at acquisition cost or

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

(c)	Mining assets (continued)

at the attributed value in the case of a devaluation caused by a permanent impairment of value. Mining properties, related deferred exploration expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned.

During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties, which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties.

The Company is in the process of exploring and developing its various properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

(d)	Share issue expenses

Share issue expenses are recorded as an increase in the deficit in the year in which they are incurred.

(e)	Loss per share

The Company uses the treasury stock method for the calculation of diluted losses per share.

(f)	Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the exchange rate at the end of the year. Items which affect income or expenses are translated at the rate of exchange on each transaction date. Gains or losses upon translation are included in the statement of loss.

(g)	Stock-based compensation plans

Effective January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock -based Compensation and Other Stock -based Payments. The revised standard requires that the fair value of stock options granted after January 1, 2002 be expensed in the statement of earnings. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro-forma information on the fair value of stock compensation issued during the period in the notes to the financial statements.

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

(h)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

4.	MINING ASSETS

	Mining Properties Cost		Deferred Exploration Expenses
Mining assets:	2005	2004	2005	2004
Mt. Hamilton property	$37,157	$37,157	$32,360	$16,191
Lone Mountain property	24,993	-	-	-
Shell property	-	-	12,789	-
Coronation Diamond District properties	247,907	247,907	3,594	3,594
	$310,057	$247,907	$48,743	$3,594

Mining properties:	2005	2004
Balance, beginning of year	$247,907	$544,706
Acquisition costs	62,150	-
Write-offs	-	(296,799)
Balance, end of year	$310,057	$247,907

Deferred exploration expenses:
Balance, beginning of year	$19,785	$174,549
Geologists, consultants and professional services	28,958	57,591
Write-offs	-	(212,355)
Balance, end of year	$48,743	$19,785

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

4.	MINING ASSETS (continued)

Properties in White Pine County, Nevada

In late 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition. On March 4, 2005, the Company announced that the TSX Venture Exchange has given conditional approval for the acquisition of the Mount Hamilton Gold Project. The terms of the acquisition are $3,600,000 USD payable in cash over two years ($3,000,000) and stock (3,750,000 units). The units consist of one share and one warrant, with each warrant entitling the holder to purchase one common share at $0.16 for a period of two years. The acquisition closed on May 6, 2005.

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

Property near Silver City, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico. The Property is approximately 5 miles from the town of Silver City, New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 2.0% - 3.0%, minimum exploration commitments of US$4,850,000 and payments of US$1,000,000 cash and 325,000 common shares over a 3 year period. In addition, until the property is in commercial production, the Company will make payment of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary.

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for 4 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region.

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

4.	MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada

The property agreements for the 4 properties require the Company to pay NWT cash amounts totaling $231,573. The terms of these agreements also require the Company to issue common shares to NWT totalling 116,670 common shares, of which 58,335 shares are to be issued within 10 days of the Approval Date and 58,335 shares by the first anniversary date of the initial share issuance. The Company issued 58,335 shares at a deemed value of $0.28 for a total value of $16,334 to NWT on April 29, 2003.

For the four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies (“Primary Optionees”), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT’s work expenditures relative to NWT’s 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

Prior to June 30, 2004, the Company held two additional option agreements with NWT to acquire a 100% working interest in the AW and BH properties, aggregating 241,300 acres. Those agreements required the Company to pay NWT cash amounts totalling $293,132 and to issue 200,000 common shares, of which 33,334 were to be issued within 10 days of the approved sale, 33,334 were to be issued by the first anniversary date of the initial share issuance, and 66,667 shares each by the second and third anniversaries. The Company issued 33,334 at a deemed value of $0.11 per share for a total value of $3,667 on May 7, 2003. In 2002, the Company entered into an option and joint venture agreement on the two properties, with Ashton Mining (Northwest Territories) Ltd. (“Ashton”), a wholly owned subsidiary of Ashton Mining of Canada Inc. Under terms of the agreements, the Company was to fund a Phase 1 exploration program, aggregating $207,000, that Ashton would conduct during the 2003 exploration season. In July 2004, the Company received results from the 2003 summer exploration program conducted on the properties. Ashton notified the Company that it was terminating the agreements on both properties and the Company decided to not proceed any further with the properties and, effective June 30, 2004, has written off $296,799 in Mining Properties and $212,355 in Deferred Exploration Expenses.

As at March 31, 2005, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval.

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

5.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value.

(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2003	9,164,555	$4,081,331
Issued for finder's fees	140,000	7,000
Issued for cash	10,460,000	523,000
Common shares, Balance at December 31, 2004	19,764,555	$4,611,331
Issued for cash	3,875,000	1,087,500
Common shares, Balance at March 31, 2005	23,639,555	$5,698,831

(c)	Private Placement

On February 11, 2005, the Company announced a private placement of up to 2,000,000 units at $1.00 for total proceeds of $2,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. The private placement was closed in April 2005 for a total of 1,954,250 units for proceeds of $1,954,250 with 977,125 warrants issued, expiring April 15, 2006. Finder’s fees of $118,947.50 cash and 30,015 broker’s warrants on the same terms as those issued to the placees, were paid.

On February 17, 2005, the Company announced a private placement of up to 2,000,000 units at $2.00 for total proceeds of $4,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. The private placement was closed in April 2005 for a total of 1,544,250 units for proceeds of $3,088,500 with 772,125 warrants issued, expiring April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants on the same terms as those issued to the placees, were paid.

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

5.	SHARE CAPITAL (continued)

Private Placement (continued)

On March 3, 2005, the Company announced the closing of the private placement of December 10, 2004. The private placement was for 3,500,000 units at $0.30 per unit for proceeds of $1,050,000. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A finder’s fee of $73,500 was paid for this placement.

(d)	Options

On March 31, 2005, certain directors and officers of the Company hold 979,333 stock options, and certain consultants and employees of the Company hold 125,000 stock options to purchase common shares of the Company.

The following table summarizes the status of the Company’s stock option plans as at March 31, 2005:

	2005
	Number of
	Shares	Exercise Price
Outstanding at beginning of year	1,096,000	$0.15
Granted	450,000	$2.05
Exercised	(275,000)	$0.12
Expired	(16,667)	$0.45
Cancelled	(150,000)	$0.10
Outstanding at March 31, 2005	1,104,333	$0.87

Options exercisable at March 31, 2005	716,833

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

5.		SHARE CAPITAL (continued)

	(d)	Options

The following table summarizes information about stock options outstanding at March 31, 2005:

		Options Outstanding and Exercisable

	Number	Weighted	Weighted	Number	Weighted
	Outstanding	Average	Average	Exercisable at	Average
Exercise	at March 31,	Remaining	Exercise	March 31,	Exercise
Prices	2005	Contractual Life	Prices	2005	Prices
$ 0.30	162,666	0.8 Years	$ 0.30	162,666	$ 0.30
$ 0.33	66,667	2.1 Years	$ 0.33	66,667	$ 0.33
$ 0.10	50,000	4.5 Years	$ 0.10	0	$ 0.10
$ 0.10	375,000	4.7 Years	$ 0.10	375,000	$ 0.10
$ 2.05	450,000	5.0 Years	$ 2.05	112,500	$ 2.05
	1,104,333			716,833

(e)	Warrants

The following table summarizes information about warrants outstanding at March 31, 2005. Each warrant is exercisable into one common share.

	Number of Shares	Exercise Price and Expiry Dates
Outstanding at beginning of period	2,800,000	$0.10 until Nov 26, 2005
Exercised	125,000
Outstanding at end to period	2,675,000

Outstanding at beginning of period	7,660,000	$0.10 until May 6, 2006
Exercised	200,000
Outstanding at end to period	7,460,000

Outstanding at beginning of period	0
Issued	1,750,000	$0.45 until Mar 3, 2006
Outstanding at end to period	1,750,000

Total outstanding at March 31, 2005	11,885,000

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

5.	SHARE CAPITAL (continued)

(e)	Warrants

The warrants attributable to the Private Placements announced on February 11 and February 17, 2005, which closed in April 2005 are not included. With these accounted for, an additional 1,839,295 warrants would be outstanding. With 1,007,140 exercisable at $1.25 expiring on April 15, 2006 and 832,155 exercisable at $2.50 expiring April 15, 2006.

The warrants attributable for the agreement to purchase Mount Hamilton are also not included. As of the May 6, 2005 closing date, 3,750,000 warrants, exercisable at $0.16 US, expiring May 6, 2007 have been issued.

(d)	Contributed Surplus

On March 31, 2005, the contributed surplus was as follows:

2005
Balance - Beginning of year	104,500
Stock-based compensation retroactive adjustment (note 2)	-
Stock-based compensation expense for the year	937,202
Balance - End of year	1,041,702

6.	STOCK-BASED COMPENSATION PLANS

On January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock - based Compensation and Other Stock -based Payments as described in Note 2(l).

In March 2005, 450,000 stock options with an exercise price of $2.05 were issued to a certain director and officer of the Company resulting in a fair value at the date of grant of $937,202. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 191%, a risk free interest rate of 3.78% and an expected life of five years.

7.	NOTE PAYABLE

In March 2003, the Company received a loan totaling $100,000. This loan is payable on demand and bears an interest rate of 5% per annum. This loan was repaid on November 20, 2003. Interest of $3,621 and a loan bonus consisting of 100,000 common shares at a deemed value of $0.10 per share and $10,000 cash was accrued for this loan and remains outstanding at March 31, 2005

Augusta Resource Corporation

NOTES TO THE FINANCIAL STATEMENTS

8.	LOANS AND ADVANCES

Loans and advances do not provide for specific terms of repayment and are unsecured.

9.	RELATED PARTY TRANSACTIONS

As of March 31, 2005, the Company incurred expenses of $7,500 (2004 - $7,500) for administrative services provided by a company in which a director of the Company has a 25% interest. As of March 31, 2005, the Company incurred salaries of $37,500 (2004 - $25,000) to the Chairman of the Company and $18,750 (2004 - $18,750) to a director. At March 31, 2005, included in accounts receivable is an amount of $74,861 (2004 - $450,946 in accounts payable) due from (2004 – due to) directors and related companies, which share certain common directors with the Company.

10.	FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, note payable and loans and advances as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

11.	SUBSEQUENT EVENTS

On April 13, 2005, the Company announced the appointment of Mr. Mike Clarke as Vice President Exploration. Mr. Clarke has a Ph.D. in Geology and over thirty years of international industry experience in the US, Mexico, Russia, Canada, Saudi Arabia and western Africa. For the past year, Mr. Clarke was Country Manager, Exploration for First Quantum Minerals Ltd. in Mauritania where he was responsible for exploration for the Guelb Moghrein Copper-Gold deposit. For the prior four and three quarter years, he was Director of Exploration for the Saudi Arabian Mining Company where, under his direction, the company made several large discoveries totalling in excess of several million ounces of contained gold.

Augusta Resource Corporation

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
Dr. Chris Jennings
Michael Steeves
Robert Wares
Richard Warke

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Richard Warke ~ Chairman
Mike Clarke ~ Vice President Exploration
Purni Parikh ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Deloitte & Touche LLP
#2800 - 1055 Dunsmuir Street
Vancouver, BC V7X 1P4

SOLICITORS	Gowling Lafleur Henderson LLP
1055 Dunsmuir Street
Vancouver, BC V7X 1J1

SHARES LISTED	TSX Venture Exchange
Trading Symbol ~ ARS

Augusta Resource Corporation